

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Stanton E. Ross
Chief Executive Officer
DIGITAL ALLY INC
9705 Loiret Blvd.
Lenexa, KS 66219

> **Re: DIGITAL ALLY INC**
> **Registration Statement on Form S-1 filed May 6, 2020**
> **File No. 333-238035**

Dear Mr. Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David E. Danovitch